Filed by: IMH  Secured Loan Fund, LLC and IMH Financial Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934
Subject Companies: IMH Secured Loan Fund, LLC and IMH Financial Corporation
Registration Statement Number: 333-164087
Registration Statement Number: 333-164087-01

LGM Claims that “IMH is suing its Members”

LGM has taken enormous creative liberties in their description of this suit.  The Company filed the complaint in response to threats of litigation made by Mr. Kurtz.   The suit seeks no damages. Rather, the complaint sought declaratory judgment that the Form S-4 does not contain false or misleading statements in violation of the federal securities laws and that the Manager has acted consistent with its fiduciary duties in advancing the Conversion Transactions. To date, the Company has taken no actions to prosecute this action, and in fact it has not served process on Mr. Kurtz or any member with respect to the complaint as of today’s date.

To be clear, the Fund is not seeking monetary damages from the Members, nor is it asking the Court to alter or remove any of the Members’ rights.  Any suggestion to the contrary is misleading.

In addition, on May 25, 2010, a class action complaint was filed against the Manager and others in the Delaware Court of Chancery alleging that the defendants breached their fiduciary duties to Members of the Fund through proposing and pursuing the Conversion Transactions, and seeks to enjoin the Conversion Transactions and direct the defendants to update or correct the consent solicitation/p[rospectus, among other things.  A second class action was filed on June 7, 2010 in Arizona federal court against the Fund and others also alleging that defendants breached their fiduciary duties to Members of the Fund in relation to the Conversion Transactions.  The Arizona class action seeks to enjoin the Conversion Transactions and cause the Manager to retain an independent advisor for Members of the Fund, among other things.  The Manager on behalf of itself and the Fund will vigorously defend against these claims.

We thank you all for your continued support!  If you have additional questions related to this or any other matter, please call us directly in order to speak with an IMH representative at (480) 840-8400 or (800)-510-6445.

Sincerely,
IMH

Important Additional Information for Investors and Stockholders

This communication may be deemed to be made in respect of the proposed conversion of IMH Secured Loan Fund, LLC (the “Fund) into IMH Financial Corporation and the exchange of all outstanding equity interest in Investors Mortgage Holdings Inc. (the “Manager”) and IMH Holdings, LLC (“Holdings”) for stock of IMH Financial Corporation and may be deemed solicitation material regarding these proposed transactions (the “Conversion Transactions”). In connection with the proposed Conversion Transactions, the IMH Financial Corporation and the Fund have filed a registration statement on Form S-4, including a preliminary consent solicitation statement/prospectus, with the U.S. Securities and Exchange Commission (“SEC”). The definitive consent solicitation statement/prospectus has been filed with the SEC and has been mailed to members of the Fund. SECURITYHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE CONSENT SOLICITATION/PROSPECTUS (AND ANY AMENDMENTS OR SUPPLEMENTS THERETO) CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE FUND, IMH FINANCIAL CORPORATION, THE MANAGER, HOLDINGS, AND THE PROPOSED CONVERSION TRANSACTIONS.

The Fund, the Manager, IMH Financial Corporation, Holdings and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of consents from the members of IMH Secured Loan Fund, LLC in respect of the proposed Conversion Transactions. Information regarding the Fund, the Manager, IMH Financial Corporation, Holdings and their respective directors and executive officers is included in the preliminary consent solicitation statement/prospectus filed with the SEC on May 10, 2010 and the definitive consent solicitation/prospectus, dated May 14, 2010, mailed to members of the Fund. Members can obtain more detailed information regarding the direct and indirect interests of directors and executive officers in the Conversion Transactions by reading the definitive consent solicitation statement/prospectus.

Members may obtain free copies of the consent solicitation /prospectus and other documents filed with the SEC at the SEC’s website at www.sec.gov, or at the Manager’s website at www.imhre.com. Such documents, as available, can also be obtained by directing a request to the Fund, Attention: Investor Relations, telephone: (480) 840-8400.

Forward-Looking Statements

This communication contains certain forward-looking statements.  Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “plan,” “potential,” “should” and “would” or the negative of these terms or other comparable terminology.  The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Risk factors include, without limitation, (i) the risk that the economy and real estate and other markets will not improve, which could harm our ability to sell or dispose of the assets we own and the ability of our borrowers to pay obligations under, or repay our commercial mortgage loans on maturity or obtain take-out financing in a timely manner, on reasonable terms, or at all, which would harm our liquidity and operating results; (ii) the risk that we may not be able to complete an initial public offering and the lack of assurance that even if we completing a listing or initial public offering, an established and liquid trading market for IMH Financial Corporation common stock may not develop; (iii) the risks that if our liquidity continues to dissipate and we are unable to meet our obligations, we may be forced to sell certain of our assets for a price at or below the current book value of the assets, which could result in a loss,  (iv) the risks generally associated with the lending to, and ownership of, real estate related assets, including changing economic conditions, environmental risks, unforeseen statutory and regulatory changes, the cost of and ability to obtain insurance and risks related to developing and leasing of propertied, and (v) potential litigation associated with the Conversion Transactions,  all as more fully discussed with other risks that could cause results to differ from those suggested or intended in any forward-looking statements, under the heading entitled “Risk Factors” in the definitive consent solicitation/prospectus filed pursuant to Rule 424(b), our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 as amended and subsequent Quarterly Reports on Form 10-Q and other filings with the SEC.  These forward-looking statements are made only as of the date hereof and we undertake no obligation, and disclaim any duty, other than to the extent that may be required by the federal securities laws, to update or revise any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.